

Exhibit 10.22 ex1022cbarmarshallrebaragree.pdf C-Bar Marshall Rebar Agreement
EX 10.22

C-BAR
MARSHALL COMPOSITE TECHNOLOGIES

MARSHALL COMPOSITE TECHNOLOGIES, LLC
2873 22ND ST. SE
SALEM, OR 97302

Exhibit 10.22

July 31, 2012

Mr. Shah Mathias
President
Yellowwood Acquisition Corporation
3501 Concord Road, Suite 1000
York, PA 17402

Dear Mr. Mathias:

The purpose of this letter is to confirm the desire and ability of Marshall Composite Technologies, LLC (MCT) to support the Yellowwood Acquisition Corporation, Ameri Metro, Inc., and any of its affiliated companies in their efforts to acquire rebar plants and vertically integrate building materials for future development and construction projects. Towards that end, MCT offers the following goods and services:

1) Single-line Glass Fiber Reinforced Polymer (GFRP) rebar plants delivered, set up and ready to operate, complete with licenses to produce MCT's patented* C-BAR™ product. Details of the plants are contained in the document entitled Marshall Prospectus 2010. Each plant sells for $5,000,000 USD. The approximately five percent increase in price is the result of increases from our suppliers and vendors over the past two years.
2) Additional production lines within a given plant, selling for approximately 65% of the price of the first plant depending on the configuration of the building they are placed in.
3) Management services, external to those necessary for direct plant operation, in support of the production plants. MCT will provide these services from their corporate headquarters in Salem, OR for an agreed upon sum of money annually, dependent on the scope of management services and deliverables. A minimum of a three-year contract is necessary and in turn may be extended on an annual basis with the consent of both parties.

Marshall is committed to working with you to achieve your goals of improving public infrastructure within the United States. We are prepared to begin immediately upon the completion of a sales and licensing agreement. Please let us know how we may assist you with your upcoming projects.

Sincerely,

Cameron A. Crawford
Brigadier General, USA (Ret)
General Manager